Exhibit 99.1

CENTRAL GOLDTRUST

8th Annual Report

December 31, 2010

Central GoldTrust

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions
The Declaration of Trust requires that at least 90% of the assets of Central GoldTrust (“GoldTrust”) be held in physical gold bullion at all times.  This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on an allocated and segregated basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and Bank vault security are inspected annually and spot inspected periodically by Trustees and/or Officers of GoldTrust.  On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE Amex, the Toronto Stock Exchange, and various Canadian provincial and United States securities regulatory authorities.

Conveniences
GoldTrust’s Units are listed on the NYSE Amex (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer. GoldTrust is advised that its Units are eligible for most types of Canadian and United States regulated capital accounts where physical bullion investment is often not permitted.

GoldTrust’s stock exchange listings provide readily quoted and liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor.  As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale or redemption of GoldTrust Units.

Central GoldTrust

Trustees’ Report to Unitholders

Central GoldTrust (“GoldTrust” or “the Trust”) is a passive, self-governing, single purpose, closed-end trust, with voting Units, that provides the secure holding of gold bullion on behalf of its Unitholders.  Net assets at December 31, 2010 were 98.2% invested in gold. These gold holdings consisted of 604,676 fine ounces of gold bullion and 6,156 fine ounces of gold bullion certificates for a total of 610,832 fine ounces at year end.

The reporting currency of GoldTrust is the U.S. dollar and, unless otherwise noted, discussion in this Report refers to U.S. dollars.

GoldTrust’s Units serve as a stock exchange tradeable bullion proxy and, according to legal and tax counsel, qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions.  Investors should nevertheless consult their own tax advisors with respect to the tax consequences of an investment in GoldTrust Units.

Securities regulatory authorities require that a detailed analysis of GoldTrust’s results be provided in a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  Since GoldTrust has an Administrator and is a passive holding trust with no operations or employees, a document entitled “Management’s Discussion and Analysis” (“MD&A”) included herein on pages 16 to 25 inclusive, is provided by GoldTrust’s officers to meet regulatory requirements.

Net assets increased by $425.2 million, or 94.1%, during the year to a total of $877.1 million.  The Trust completed a public offering of Units on June 23, 2010.  The net proceeds from this offering totalled approximately $268.4 million and 5,730,000 Units were issued, bringing the total number of Units issued to 16,648,000 at year end.  The Unit offering was priced at a premium to the net asset value per Unit at the time of pricing, assuring no dilution of the equity interests of existing Unitholders.  Details of this offering are provided in Note 5 to the accompanying financial statements.  The balance of the increase in net assets was primarily attributable to a 27.7% increase in the price of gold during the year which increased the unrealized appreciation of holdings by $159.0 million.

As a result of the above, the net asset value per Unit, as reported in U.S. dollars, increased by 27.3% from $41.39 to $52.68.  The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by a lesser rate of 21.0%, from $43.32 to $52.40, primarily due to a 5.0% decrease in the value of the U.S. dollar relative to the Canadian dollar.

Total expenses as a percentage of the average month-end net assets during the 2010 fiscal year were 0.36% compared to 0.38% in 2009.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Respectfully submitted,
On behalf of the Board of Trustees,

February 14, 2011	J.C. Stefan Spicer, President & CEO

Central GoldTrust

STATEMENTS OF NET ASSETS
(expressed in U.S. dollars)

	As at December 31,
	2010	2009
Net assets:
Gold at market (Note 3)	$861,425,828	444,900,960
Cash (Note 4)	15,582,308	952,790
Short-term deposits (Note 4)	806,234	6,420,420
Prepaid expenses and other	91,399	134,860
	877,905,769	452,409,030
Accrued liabilities (Note 6)	(819,113)	(491,024)
Net assets representing Unitholders’ equity	$877,086,656	451,918,006

Represented by:
Capital (Note 5) Units issued 16,648,000 (2009: 10,918,000)	$572,667,949	304,144,393
Retained earnings inclusive of unrealized appreciation of holdings	304,418,707	147,773,613
	$877,086,656	451,918,006

Net asset value per Unit	$52.68	41.39

Exchange rate: U.S. $1.00 = Cdn.	$0.9946	1.0466

Net asset value per Unit expressed in Canadian dollars	$52.40	43.32

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle”	“Ian M.T. McAvity”

STATEMENTS OF CHANGES IN NET ASSETS
(expressed in U.S. dollars)
	Years ended December 31,
	2010	2009	2008
Net assets at beginning of year	$451,918,006	138,597,513	125,854,581
Increase in Unit capital (Note 5)	268,523,556	227,864,793	9,992,623
Net income inclusive of the change in unrealized appreciation of holdings	156,645,094	85,455,700	2,750,309
Increase in net assets during the year	425,168,650	313,320,493	12,742,932
Net assets at end of year	$877,086,656	451,918,006	138,597,513

See accompanying notes to financial statements.

Central GoldTrust

STATEMENTS OF INCOME
(expressed in U.S. dollars)
	Years ended December 31,
	2010	2009	2008
Income:
Interest	$26,952	27,186	89,771
Change in unrealized appreciation of holdings	159,005,688	86,728,622	3,539,252

Total income	159,032,640	86,755,808	3,629,023
Expenses:
Administration fees (Note 6)	1,344,572	766,598	410,796
Safekeeping fees and bank charges	634,960	267,845	131,494
Legal fees (Note 6)	98,258	54,370	74,081
Auditors’ fees	87,331	74,271	125,050
Trustees’ fees and expenses (Note 6)	66,268	48,166	43,221
Stock exchange fees	49,226	23,829	20,966
Unitholder information	48,865	23,105	21,320
Regulatory filing fees	39,488	24,270	36,018
Registrar and transfer agent fees	15,836	13,655	14,196
Miscellaneous	773	604	541
Foreign currency exchange loss	1,969	3,395	1,031
Total expenses	2,387,546	1,300,108	878,714
Net income
inclusive of the change in unrealized appreciation of holdings	$156,645,094	85,455,700	2,750,309
Net income per Unit
inclusive of the change in unrealized appreciation of holdings (Note 11)	$11.24	9.60	0.65
See accompanying notes to financial statements.

STATEMENTS OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars)
	Years ended December 31,
	2010	2009	2008
Capital (Note 5):
Units: 16,648,000 (2009: 10,918,000; 2008: 4,279,500)	$572,667,949	304,144,393	76,279,600
Retained earnings:
Balance at beginning of year	147,773,613	62,317,913	59,567,604
Net income inclusive of the change in unrealized appreciation of holdings	156,645,094	85,455,700	2,750,309
Balance at end of year	304,418,707	147,773,613	62,317,913
Unitholders’ equity	$877,086,656	451,918,006	138,597,513

See accompanying notes to financial statements.

Central GoldTrust

Notes to Financial Statements
For the years ended December 31, 2010, 2009 and 2008.
(amounts expressed in U.S. dollars unless otherwise stated)

1.
Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose closed-end trust, with voting Units, established under the laws of Ontario on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008.

2.	Summary of significant accounting policies:

GoldTrust’s accounting policies conform with Canadian generally accepted accounting principles (“GAAP”) and are summarized below:

(a)	Adoption of new accounting standards

Effective January 1, 2008, GoldTrust adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures, as to which see Forward-Looking and Market Risk Observations within the Management’s Discussion and Analysis; and Section 3863, Financial Instruments - Presentation.  The adoption of these standards did not affect the Trust's net assets or its results of operations.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to improve fair value and liquidity risk disclosures. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels for disclosure purposes. For the Trust, this would include cash and short-term instruments.  The Trust’s policy and practice are, at all times, to utilize only broadly quoted market values in active markets (Level 1) when valuing such assets.  Accordingly, the amendments of Section 3862 did not have any impact on the fair values reported for these assets.

(b)	Foreign currency exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end.  Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statements of income as a foreign currency exchange gain or loss.  Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(c)	Gold holdings:

Gold bullion and gold certificates are valued at market value at the final daily London Bullion Market Association fixing rate. The change in unrealized appreciation of holdings represents the change in the difference between the market value and the average cost of holdings in the period and is recorded in the statement of income in accordance with CICA Accounting Guideline 18 – Investment Companies (“AcG-18”).  Transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation and depreciation are calculated on the average cost basis.

Central GoldTrust

(d)	Per Unit amounts:

The calculation of net income per Unit is based on the weighted average number of Units outstanding during the year.  The calculation of the net asset value per Unit is based on the number of Units outstanding at year end.  GoldTrust has no dilutive instruments.

(e)	Income taxes:

GoldTrust is taxed as a "Mutual Fund Trust" for income tax purposes.  The Trustees may distribute all net realized capital gains and all taxable income directly earned by GoldTrust to its Unitholders and deduct such distributions for income tax purposes.  Accordingly, there is no provision for income taxes.

(f)	Future accounting policy:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.  Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.  However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposed to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  The Exposure Draft was approved in October 2010.  On January 12, 2011, the AcSB further extended the date for deferral of the mandatory IFRS changeover date for qualifying investment companies to fiscal years beginning on or after January 1, 2013.  It is the intention of the Trust to defer implementation of IFRS to its fiscal year beginning on that date.

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Trust highlights the material standards that need to be addressed under IFRS and preparation of an opening statement of net assets and financial statements that incorporate IFRS accounting standards and policies.   The major areas of focus identified by the current assessment include: first-year implementation decisions; statements of cash flows; classification of redeemable Trust Units; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation (depreciation) of holdings.  The assessment is addressing the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date.  The Trust will continue with the assessment and implementation in preparation for its first annual filing under IFRS, expected for the year beginning January 1, 2013.

Central GoldTrust

3.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at December 31	2010	2009

Gold bars in fine ounces	604,676	396,834

Gold certificates in fine ounces	6,156	6,156

Total fine ounces of gold	610,832	402,990

Average cost – per fine ounce	$902.07	728.22

Cost	$551,015,651	293,464,080

Market – per fine ounce	$1,410.25	1,104.00

Market value	$861,425,828	444,900,960

4.	Cash and short-term deposits:

As at December 31, 2010, GoldTrust held two Canadian (“Cdn.”) dollar Guaranteed Investment Certificates (“GIC’s”) with a Cdn. bank:  $201,536 (Cdn. $200,454) and $604,698 (Cdn. $601,450), both at a rate of 0.85% and with a maturity date of November 17, 2011.  Cash deposits of $15,582,308 were held in a Cdn. bank at a variable interest rate of 0.25%.

As at December 31, 2009, GoldTrust held two U.S. dollar fixed deposits with a Cdn. bank: $1,000,000 at a rate of 0.05% with a maturity date of January 14, 2010; and, $5,000,000 at a rate of 0.05% with a maturity date of January 19, 2010.  GoldTrust also held one Cdn. dollar GIC with a Cdn. bank in the amount of $420,420 (Cdn. $440,000) at a rate of 0.25% with a maturity date of January 28, 2010.  Non-interest bearing cash deposits of $952,790 were held in a Cdn. bank.

5.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued.  Each Unit carries one vote at all meetings of Unitholders.  Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.   There were 16,648,000 Units issued and outstanding at December 31, 2010 (2009: 10,918,000).

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices per Unit during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

On June 23, 2010, the Trust, through a public offering, issued 5,730,000 Units for proceeds of $268,989,120, net of underwriting fees of $11,207,880.  Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $268,389,120.  This issue increased the number of outstanding Units by 52%, from 10,918,000 to 16,648,000.  The net proceeds from this public offering were used to purchase 207,842 fine ounces of gold in physical bar form at a cost of $257,551,571.  The balance of $10,837,549 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

Central GoldTrust

On May 12, 2009, the Trust, through a public offering, issued 5,515,000 Units for proceeds of $192,186,720, net of underwriting fees of $8,007,780.  Costs relating to this public offering were $465,565 (estimated at $600,000 at December 31, 2009 and adjusted to actual during fiscal 2010) and net proceeds were $191,721,155.  This issue increased the number of outstanding Units by 102%, from 5,403,000 to 10,918,000.  The net proceeds from this public offering were used to purchase 205,336 fine ounces of gold in physical bar form at a cost of $187,485,355. The balance of $4,235,800 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On January 14, 2009, the Trust, through a public offering, issued 1,123,500 Units for proceeds of $36,487,684, net of underwriting fees of $1,520,320.  Costs relating to this public offering were $209,611 and net proceeds were $36,278,073.  This issue increased the number of outstanding Units by 26%, from 4,279,500 to 5,403,000.  The net proceeds from this public offering were used to purchase 40,900 fine ounces of gold in physical bar form at a cost of $35,154,290. The balance of $1,123,783 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On February 12, 2008, the Trust, through a public offering, issued 287,000 Units for proceeds of $10,097,808, net of underwriting fees of $420,742.  Costs relating to this public offering were $105,185 and net proceeds were $9,992,623. This issue increased the number of outstanding Units by 7%, from 3,992,500 to 4,279,500.  The net proceeds from this public offering were used to purchase 9,060 fine ounces of gold in physical bar form at a cost of $8,397,627. The balance of $1,594,996 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

It is the policy of the Trust not to issue additional Units to new investors if the result of such issue would be dilutive to existing Unitholders.  All of the public offerings identified above were accretive to existing Unitholders at the time of pricing such offerings.

The stated and recorded capital of GoldTrust as at December 31, 2010, 2009 and 2008 was as follows:

	2010	2009	2008
Stated capital – 16,648,000 Units (2009: 10,918,000; 2008: 4,279,500)	$574,655,019	305,665,899	76,991,494
Less: Unit issue costs	1,987,070	1,521,506	711,894
Recorded capital	$572,667,949	304,144,393	76,279,600
Weighted average Units outstanding	13,932,137	8,898,790	4,246,566

Central GoldTrust

6.	Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees.  Administration fees remitted to Central Gold Managers for the year ended December 31, 2010 increased to $1,344,572 from $766,598 for the year ended December 31, 2009 due to the increase in the value of assets under administration.  Included in accrued liabilities at December 31, 2010 is $145,076 (2009: $79,002) due to the Administrator.  The Administrator furnishes administrative, regulatory compliance and marketing services to GoldTrust.  For such services, effective January 1, 2008, the Administrator offered and GoldTrust agreed to pay a reduced administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000; and, 0.15% per annum for any excess over $200,000,000 of net assets. No Trustees’ fees are paid by GoldTrust to Trustees who are nominees of the Administrator of GoldTrust.

GoldTrust incurred legal fees amounting to $98,258 for the year ended December 31, 2010 (2009: $54,370; 2008: $74,081), of which $81,423 (2009: $46,592; 2008: $67,213) was payable to a legal firm to which one of GoldTrust’s Officers is Counsel.  A balance of $9,158 relating to these services was included in accrued liabilities at December 31, 2010 (2009:  $2,000).

7.	Financial highlights

	Years ended December 31,
	2010	2009	2008	2007	2006
Per Unit performance:
Net asset value per Unit at beginning of year	$41.39	$32.39	$31.52	$24.19	$19.73
Net loss before change in unrealized appreciation of holdings	(0.17)	(0.14)	(0.19)	(0.14)	(0.14)
Change in unrealized appreciation of holdings	11.41	9.74	0.83	7.47	4.60
Total increase (1)	11.24	9.60	0.64	7.33	4.46
Net asset value per Unit at end of year	$52.68	$41.39	$32.39	$31.52	$24.19

Total return for year	27.3%	27.8%	2.8%	30.3%	22.6%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses	0.36%	0.38%	0.63%	0.61%	0.67%
Net loss before change in unrealized appreciation of holdings	0.35%	0.38%	0.56%	0.51%	0.60%

All figures are based on the weighted average number of Units outstanding during the year with the exception of the net asset values which are based on actual number of Units outstanding at the relevant times.

(1)    This table is not meant to be a reconciliation of beginning to end of year net asset value per Unit.

Central GoldTrust

8.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments.  The objective of these policies and procedures is to identify and mitigate risk.  The Trust’s compliance with these policies and procedures is closely monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust.  Market fluctuations are unpredictable and outside the control of the Trust.  New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline.  It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on December 31, 2010 of $0.9946 Cdn. for each U.S. dollar, together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $5.17 per Unit or Cdn. $5.15 per Unit.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars.  For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at December 31, 2010 would not have had any material impact on the net income for the year ended December 31, 2010, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust.  Credit risk is monitored on an ongoing basis and is managed by GoldTrust only dealing with issuers that are believed to be creditworthy.

Central GoldTrust

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations.  The Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion which is readily marketable.

9.	Capital stewardship:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders.  The Trustees direct the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

10.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Unit.

Subject to the terms and conditions described in Note 5 to these financial statements, the Units are redeemable at the option of the Unitholder. This redemption feature is the basis for the U.S. GAAP classification difference.  The likelihood or probability of such redemption is not considered, nor is the fact that the Units are the sole basis of equity ownership of the Trust.  Since inception, no holders of Units have tendered their Units to the Trust for redemption.

Under Canadian GAAP these Units are considered to be permanent equity and are classified in Unitholders’ equity in the Statements of Net Assets.  Under U.S. GAAP, the redemption value of these Units is calculated in accordance with the provisions of the redemption feature and classified outside of Unitholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

11.	Net Income per unit

The net income per Unit amounts have been restated from the amounts previously reported to correct a calculation error. The net income per Unit amounts previously reported were $9.04 per Unit for 2009 and $0.75 per Unit for 2008. The correct net income per Unit amounts are $9.60 per Unit for 2009 and $0.65 per Unit for 2008.

Central GoldTrust

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders of Central GoldTrust

We have audited the accompanying financial statements of Central GoldTrust (“GoldTrust”), which comprise the statement of net assets as at December 31, 2010 and 2009, and the statements of changes in net assets, income and changes in unitholders' equity for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of GoldTrust as at December 31, 2010 and 2009, and the results of its operations and the changes in its net assets for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), GoldTrust’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2011 expressed an unqualified opinion on GoldTrust’s internal control over financial reporting.

“Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
February 14, 2011

Central GoldTrust

Report of Independent Registered Public Accounting Firm

To the Unitholders of Central GoldTrust

We have audited Central GoldTrust’s (“GoldTrust”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). GoldTrust’s Senior Executive Officers are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on GoldTrust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A trust’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the trust are being made only in accordance with authorizations of senior officers and trustees of the trust; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the trusts’ assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, GoldTrust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of net assets of GoldTrust as of December 31, 2010 and 2009, and the related statements of income, changes in net assets and unitholders’ equity for each year in the three-year period ended December 31, 2010 and our report dated February 14, 2011 expressed an unqualified opinion thereon.

“Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
February 14, 2011

Central GoldTrust

Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Central GoldTrust (“GoldTrust”) and all of the information in this Annual Report are the responsibility of the Senior Executive Officers (the “Senior Officers”) of GoldTrust and have been approved by the Board of Trustees (the “Board”) and its Audit Committee.

The financial statements have been prepared by the Senior Executive Officers in accordance with Canadian generally accepted accounting principles. Financial statements may include certain amounts based on estimates and judgments.  The Senior Officers have determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.  They have prepared financial information presented elsewhere in the Annual Report and have ensured that it is consistent with that in the financial statements.

GoldTrust maintains systems of internal accounting and backup of records, as well as high quality administrative and regulatory compliance controls for a reasonable cost.  Hard and soft copies of transactions and monthly statements are retained in GoldTrust's files.  Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that GoldTrust's assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that the Senior Officers fulfil their responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through the Audit Committee.

The Audit Committee appointed by the Board consists solely of non-related and independent trustees.  In accordance with its charter, the Committee meets at least annually with the Senior Officers and the external auditors to discuss: the independence of the external auditors; the scope of the annual audit; the audit plan; access granted to the Trust’s records; co-operation of the Senior Officers in the audit and review function; the need for an internal audit function; the financial reporting process; related internal controls; the quality and adequacy of the Trust’s or Administrator’s accounting and financial personnel; and other resources and financial risk management to satisfy itself that each party is properly discharging its responsibilities.  The Committee also reviews the Annual Report, the Annual Information Form, the annual and quarterly financial statements, Management’s Discussion and Analysis and the external auditors' report.  The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the Unitholders.  The Committee also reviews the external auditors’ remuneration and considers, for review by the Board and approval by the Unitholders, the re-appointment and terms of engagement and, in appropriate circumstances, the replacement of the external auditors.  It also pre-approves all non-audit services proposed to be provided by the external auditors.  The charter of the Committee is set out on GoldTrust’s website.

Central GoldTrust

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the Unitholders. Ernst & Young LLP has full and free access to the Audit Committee. Ernst & Young LLP has audited GoldTrust’s internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

RESPONSIBILITY FOR INTERNAL CONTROL OVER FINANCIAL REPORTING

The Senior Officers are responsible for establishing and maintaining an adequate system of internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

The Senior Officers conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Trust’s system of internal control over financial reporting was effective as at December 31, 2010.

Ancaster, Canada, February 14, 2011

J.C. STEFAN SPICER	WILLIAM L. TRENCH
President & CEO	Chief Financial Officer

Central GoldTrust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, Investment Companies (“AcG-18”). Notes to the financial statements on pages 5 to 11 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Results of Operations – Changes in Net Assets

Changes in net assets, as reported in U.S. dollars, from period to period, are primarily a result of Unit offerings and the changing market price of gold.  Also, changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on net assets when reported in Canadian dollars.  The tables that follow summarize the changes in: net assets in U.S. dollars; gold prices; and, the exchange rates between U.S. and Canadian dollars on an annual or quarterly basis as indicated (figures in millions unless otherwise noted):

	Years ended December 31
	2010	2009	2008
Income inclusive of the change in unrealized appreciation of holdings	$159.0	$86.8	$3.6
Net income inclusive of the change in unrealized appreciation of holdings	$156.6	$85.5	$2.8
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$11.24	$9.60	$0.65
Total net assets	$877.1	$451.9	$138.6
Change in net assets from prior year	$425.2	$313.3	$12.7
% change from prior year	94.1%	226.1%	10.1%
Change in net assets per Unit from prior year	$11.29	$9.00	$0.87
% change per Unit from prior year	27.3%	27.8%	2.8%
Gold price (U.S. $ per fine ounce)	$1,410.25	$1,104.00	$865.00
% change from prior year	27.7%	27.6%	3.4%
Exchange rate: $1.00 U.S. = Cdn.	$0.9946	$1.0466	$1.2246
% change from prior year	(5.0)%	(14.5)%	23.9%

Central GoldTrust

In fiscal 2010, net assets as reported in U.S. dollars increased by 94.1% or $425.2 million.  A large portion of this increase was attributable to the public offering completed on June 23, 2010 as described in Note 5 to the financial statements.  The offering was completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the issue were approximately $268.4 million, of which $257.6 million was used to purchase 207,842 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $10.8 million, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets was primarily attributable to a 27.7% increase in the price of gold during the year which increased unrealized appreciation of holdings by $159.0 million.  This increase was nominally affected by expenses of $2.4 million incurred during the year and by a reduction of the Unit issue costs relating to the May 12, 2009 public offering to reflect the actual costs incurred recorded through unit capital.

As a result of the above, the net asset value per Unit, as reported in U.S. dollars, increased by 27.3%, from $41.39 to $52.68.  The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by a lesser rate of 21.0%, from $43.32 to $52.40, primarily due to a 5.0% decrease in the value of the U.S. dollar relative to the Canadian dollar.

	Quarter ended (in U.S.$)
2010	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Income inclusive of the change in unrealized appreciation of holdings	$63.1	$38.5	$52.8	$4.6
Net income inclusive of the change in unrealized appreciation of holdings	$62.3	$37.9	$52.2	$4.2
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$3.75	$2.27	$4.57	$0.39
Total net assets	$877.1	$814.7	$776.9	$456.1
Change in net assets from prior quarter	$62.4	$37.9	$320.8	$4.2
% change from prior quarter	7.7%	4.9%	70.3%	0.9%
Change in net assets per Unit from prior quarter	$3.74	$2.28	$4.88	$0.39
% change from prior quarter	7.6%	4.9%	11.7%	0.9%
Gold price (U.S. $ per fine ounce)	$1,410.25	$1,307.00	$1,244.00	$1,115.50
% change from prior quarter	7.9%	5.1%	11.5%	1.0%
Exchange rate: $1.00 U.S. = Cdn.	$0.9946	$1.0298	$1.0606	$1.0156
% change from prior quarter	(3.4)%	(2.9)%	4.4%	(3.0)%

Central GoldTrust

In fiscal 2009, net assets as reported in U.S. dollars increased by 226.1% or $313.3 million.  A large portion of this increase was attributable to the public offerings completed on January 14 and May 12, 2009 as described in Note 5 to the financial statements.  The Unit issues were completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the two issues were approximately $227.9 million, of which $222.6 million was used to purchase 246,236 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $5.2 million, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.  The balance of the increase in net assets of  $85.4 million was primarily attributable to a 27.6% increase in the price of gold during the year, net of expenses of $1.3 million incurred during the year.

As a result of the above, the net asset value per Unit, as reported in U.S. dollars, increased by 27.8%, from $32.39 to $41.39.  The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by a lesser rate, 9.2%, from $39.66 to $43.32 primarily due to a 14.5% decrease in the value of the U.S. dollar relative to the Canadian dollar.

	Quarter ended (in U.S.$)
2009	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Income inclusive of the change in unrealized appreciation of holdings	$43.7	$24.7	$8.0	$10.4
Net income inclusive of the change in unrealized appreciation of holdings	$43.3	$24.4	$7.7	$10.1
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$3.96	$2.23	$0.91	$1.94
Total net assets	$451.9	$408.6	$384.2	$184.9
Change in net assets from prior quarter	$43.3	$24.4	$199.3	$46.3
% change from prior quarter	10.6%	6.4%	107.8%	33.4%
Change in net assets per Unit from prior quarter	$3.97	$2.23	$0.97	$1.83
% change from prior quarter	10.6%	6.3%	2.8%	5.6%
Gold price (U.S. $ per fine ounce)	$1,104.00	$995.75	$934.50	$916.50
% change from prior quarter	10.9%	6.6%	2.0%	6.0%
Exchange rate: $1.00 U.S. = Cdn.	$1.0466	$1.0722	$1.1625	$1.2602
% change from prior quarter	(2.4)%	(7.8)%	(7.8)%	2.9%

In fiscal 2008, net assets as reported in U.S. dollars while declining in several fiscal quarters, increased overall by 10.1% or $12.7 million.  A large portion of this increase was attributable to the public offering completed on February 12, 2008 as described in Note 5 to the financial statements.  The Unit issue was completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the issue were $10.0 million, of which $8.4 million was used to purchase 9,060 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $1.6 million, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.  The balance of the increase in net assets of  $2.7 million was primarily attributable to a 3.4% increase in the price of gold during the year, net of expenses of $0.8 million incurred during the year.

Central GoldTrust

As a result of the above, the net asset value per Unit, as reported in U.S. dollars, increased by 2.8%, from $31.52 to $32.39.  The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by a greater rate, 27.3%, from $31.15 to $39.66 primarily due to a 23.9% increase in the value of the U.S. dollar relative to the Canadian dollar.

	Quarter ended (in U.S.$)
2008	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Income inclusive of the change in unrealized appreciation of holdings	$(3.1)	$(7.2)	$(0.5)	$14.4
Net income inclusive of the change in unrealized appreciation of holdings	$(3.3)	$(7.4)	$(0.7)	$14.1
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$(0.77)	$(1.72)	$(0.17)	$3.41
Total net assets	$138.6	$141.9	$149.3	$150.0
Change in net assets from prior quarter	$(3.3)	$(7.4)	$(0.7)	$24.1
% change from prior quarter	(2.3)%	(5.0)%	(0.5)%	19.2%
Change in net assets per Unit from prior quarter	$(0.77)	$(1.72)	$(0.17)	$3.53
% change from prior quarter	(2.3)%	(4.9)%	(0.5)%	11.2%
Gold price (U.S. $ per fine ounce)	$865.00	$884.50	$930.25	$933.50
% change from prior quarter	(2.2)%	(4.9)%	(0.3)%	11.6%
Exchange rate: $1.00 U.S. = Cdn.	$1.2246	$1.0599	$1.0186	$1.0279
% change from prior quarter	15.5%	4.1%	(0.9)%	4.0%

Results of Operations – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust. without having to sell gold holdings.  GoldTrust’s realized revenues are a nominal percentage of its net assets.  However, AcG-18  requires GoldTrust to record the change in unrealized appreciation (depreciation) of holdings in income.  GoldTrust expects to generate limited cash flow from its holdings of cash equivalents, and will only sell  portions of its gold holdings if necessary to replenish cash reserves and meet redemptions (if any).

Central GoldTrust

GoldTrust does not anticipate the payment of regular distributions. In the event of any sales of gold that result in capital gains, as indicated in note 2(d) to the financial statements on page 6, distributions may be made.

Fiscal 2010 Compared to Fiscal 2009

Net income of $156.6 million for the 2010 fiscal year was $71.1 million higher than the 2009 net income of $85.5 million.  Virtually all of this increase was the change in unrealized appreciation of holdings.  Interest income was lower compared to the prior year due to the decline in bank interest rates.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.

The total expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were lowered to 0.36% for fiscal 2010 compared to 0.38% in fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

Net income of $85.5 million for the 2009 fiscal year was $82.7 million higher than the 2008 net income of $2.8 million.  Virtually all of this increase was the change in unrealized appreciation of holdings.  Interest income was lower compared to the prior year due to the decline in bank interest rates.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.

The total expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were significantly lowered to 0.38% for fiscal 2009 compared to 0.63% in fiscal 2008.

Forward-Looking and Market Risk Observations

GoldTrust is almost entirely invested in pure refined gold bullion in international bar form. Therefore, the principal factors affecting the price of its Units are factors which affect the currency price of gold, which is beyond the Trust’s control. However, the Trust believes that such factors have a lesser impact on the Units of GoldTrust than on the shares of gold producers, as gold producers have considerable inherent operational costs and other risks which may result in more volatile share prices of such producers. GoldTrust’s net assets are denominated in U.S. dollars. As at December 31, 2010, GoldTrust’s assets were made up of 98.2% gold and 1.8% cash and interest-bearing deposits and other working capital amounts.  GoldTrust does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the Units will depend on, and typically fluctuate with, the price fluctuations of such assets.  Gold bullion is traded internationally and its market prices may be affected by a variety of unpredictable, international, economic, monetary and political considerations.  Macroeconomic considerations include: expectations of future rates of inflation; the strength or weakness of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and the relative value of other currencies; interest rates; and global or regional political or economic events, including banking crises.  Political factors, including market interventions and international conflicts, may also affect gold prices.

Central GoldTrust

Price risk

Price risk is the risk that the price of a security or physical asset may decline.  It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars.  Assuming as a constant exchange rate the rate which existed on December 31, 2010 of $0.9946 Cdn. for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $5.17 per Unit or Cdn. $5.15 per Unit.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollar terms, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars.  For this same reason an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at December 31, 2010 would not have had any material impact on the net income for the year ended December 31, 2010, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust.  Credit risk is monitored on an ongoing basis and is managed by GoldTrust only dealing with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations.  The Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses.  Furthermore, over 98% of net assets are in the form of gold which is readily marketable.

Central GoldTrust

Liquidity and Capital Resources

As mentioned above under Liquidity risk, the Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust holds small cash reserves that generate limited interest income primarily to be applied towards expenses.  At December 31, 2010, GoldTrust’s cash reserves, including cash equivalents, were $16.4 million compared to $7.4 million at December 31, 2009.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining GoldTrust, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital losses or gains.  During the fiscal year ended December 31, 2010, GoldTrust’s cash reserves increased by $9.0 million.  The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was the cash portion retained from the proceeds of the public offering completed on June 23, 2010 which totalled $268.4 million.  An additional $0.2 million relating to: i) a reduction of Unit issue costs on the May 12, 2009 public offering to actual costs incurred; and, ii) interest income on short-term deposits, was received during the year.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold bullion with the proceeds from the public offerings referred to above.  GoldTrust paid $257.6 million to purchase 207,842 fine ounces of gold in physical bar form during the year.

During fiscal 2010, total expenses were $2.4 million, of which $2.0 million represents cash outflows during the year.  The difference of $0.4 million reflects changes in accruals and the foreign currency exchange loss incurred during the year.

Related party information

Please refer to Note 6 on page 9 of this Annual Report.

Future Accounting Policy

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year. However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposes to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  The Exposure Draft was approved in October 2010.  On January 12, 2011, the AcSB further extended the date for deferral of the mandatory IFRS changeover date for qualifying investment companies to fiscal years beginning on or after January 1, 2013.   It is the intention of the Company to defer implementation of IFRS to its fiscal year beginning on that date..

Central GoldTrust

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening statement of net assets and financial statements that incorporate IFRS accounting standards and policies.  The major areas of focus identified by the current assessment include: first year implementation decisions; statements of cash flows; classification of redeemable Trust Units; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation (depreciation) of holdings.  The assessment is addressing the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date.  The Trust will continue with the assessment and implementation in preparation for its first annual filing under IFRS expected for the year beginning January 1, 2013.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the fiscal year ended December 31, 2010.

Non-Market Risk Factors

There are other risk factors affecting the Trust as set out in its Annual Information Form dated February 14, 2011.  Prospective investors should consider carefully these factors relating to the business and primary assets of GoldTrust before deciding whether to purchase Units.

United States Federal Income Tax Considerations

GoldTrust has been, and expects to continue to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Under the PFIC rules, the United States federal income tax treatment of the Units is very complex and, in certain cases, uncertain or potentially unfavorable to United States Unitholders (“U.S. Holders”). Under current law, a non-corporate U.S. Holder who has in effect a valid election to treat GoldTrust as a qualified electing fund (“QEF”) should be eligible for the 15% maximum United States federal income tax rate on a sale or other taxable disposition of GoldTrust’s Units, if such Units have been held for more than one year at the time of sale or other taxable disposition.  Gain from the disposition of collectibles, such as gold, however, is currently subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale by a non-corporate U.S. Holder of an interest in a PFIC with respect to which a QEF election is in effect. Although no such Treasury regulations have been issued to date, there can be no assurance as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by a U.S. Holder that has made a QEF election on a disposition of GoldTrust Units to the 28% rate.  U.S. Holders should be aware that if they purchase units and make a QEF election, the IRS may issue regulations or other guidance, possibly on a retroactive basis, which would apply the higher 28% United States federal income tax rate to any long-term capital gain recognized on a sale of their GoldTrust units. U.S. Holders should consult their tax advisors regarding the implications of making a QEF election with respect to GoldTrust.

Central GoldTrust

Under the QEF rules, in the event that GoldTrust disposes of a portion of its gold holdings, including dispositions in the course of varying its relative investment in gold, U.S. Holders who have made a QEF election may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from GoldTrust). GoldTrust has not paid any cash distributions on its outstanding Units since inception.  It is the intention of GoldTrust to distribute to holders of record of Units as of the last day of each taxable year (currently December 31) an aggregate amount of cash distributions such that the amount of cash distributions payable to an electing Unitholder that holds Units for the entire taxable year of GoldTrust will be at least equal to the product of (i) GoldTrust’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such electing Unitholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate U.S. Holders, such distributions may not provide an electing Unitholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the electing Unitholders’ pro rata share of GoldTrust’s “ordinary earnings” and “net capital gains” under the QEF rules.

Each United States person that acquires Units, whether from GoldTrust or in the secondary market, is strongly urged to consult his, her or its own tax advisor.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS RISK FACTOR CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE. THIS RISK FACTOR WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Central GoldTrust

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of Gold- Trust.

This Report dated February 14, 2011, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

Central GoldTrust

Corporate Information

Trustees	Officers

Brian E. Felske (A) (I)	Philip M. Spicer, Chairman
Bruce D. Heagle (A) (C) (I)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I) (L)	William L. Trench, A.C.I.S., CFO
Robert R. Sale (A) (C) (I)	Krystyna S. Bylinowski, Treasurer
Philip M. Spicer (N)	John S. Elder, Q.C., Secretary
J.C. Stefan Spicer (N)	J.L. Michele Spicer, Assistant-Secretary

(A) - Member of Audit Committee
(C) -  Member of Corporate Governance & Nominating Committee
(I)  -  Independent Trustee
(L) -  Lead Trustee
(N) - Nominee of the Administrator

Advisor Consultant  Douglas E. Heagle, a retired Trustee of Central GoldTrust

Administrator		Custodian

Central Gold Managers Inc.		Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada		Canada

Auditors		Registrars and Transfer Agents

Ernst & Young LLP		CIBC Mellon Trust Company, Canada
Toronto, Ontario, Canada		Mellon Investor Services LLC, U.S.A.

Legal Counsel		Stock Exchange Listings

Fraser Milner Casgrain LLP		NYSE Amex Symbol: GTU (U.S. $)
Toronto, Ontario, Canada

Dorsey & Whitney LLP	TSX Symbols:	GTU.UN (Cdn $)
Toronto, Ontario, Canada		GTU.U (U.S. $)

Net Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

Phone:	905-304-GOLD (4653)
Fax:	905-648-4196
E-Mail:	info@gold-trust.com

www.gold-trust.com
www.goldtrust.ca

Mailing Address:	Courier Address:

P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2